SecureX.AI, Inc.

SECURE**X**

ANNUAL REPORT

2033 Gateway Place, 5th Floor

San Jose, CA 95110

0

www.securex.ai

This Annual Report is dated April 24, 2024.

BUSINESS

Headquartered in Silicon Valley, SecureX.AI, Inc. is a developer of a Cloud Security Platform designed to help large enterprises secure their on-prem to the cloud journey. We're a cybersecurity start-up for the world of multi-cloud, for CSPM (Cloud Security Posture Management), CNAPP + CAASM (Cloud-Native Application Protection Platform & Cyber Asset Attack Surface Management), a super-hot space in Cybersecurity.

A Delaware C corporation, founded as of Dec 2019, was funded and founded by a serial entrepreneur, and colleagues from well-known security companies.

SecureX, An Attack Inference & Mitigation (AIM) Platform is a Unified Security Assessment & Threat Prediction Platform. A new innovative way to quantify business risk through Attack Impact Analysis & Predictive Attack Modeling.

SecureX tech is agentless, SaaS, platform play, and easy to deploy in minutes. Our platform offers a flexible deployment model and will significantly increase the ROI of your existing tools.

Software We Use: - AWS, Microsoft Azure, Google Cloud, VMWare & Oracle Cloud

Strategic Partnerships: - In the process of partnerships & tech integration with Trellix for a joint Go-To-Market. The average deal size is $200K - $250K per year ARR.

Potential early customers: -Barclays, Meta/Facebook, Starbucks, Discover, Salesforce, Alaska Air, ATT, P&G, Netflix, Boeing, Royals Royce, Etihad, Emirates, Park Holidays, FMC, Gates Foundation, FedEx, Target, Nasdaq, BMO, Wells Fargo & many more.

IP: All filed patents are recent and pending, no patent is awarded yet as it take over a 1-2 years at US Patents' Office, our patent lawyers have done enough search before filling that there is no other similar patent out there to make sure that we are awarded.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 4,078,571

Use of proceeds: Product Development

Date: December 23, 2019

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $670,000.00

Use of proceeds: Research and development for our future products.

Date: February 19, 2021

Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2021 was $127,040, about compared to fiscal year 2020 revenue of $95,350. 2020 purchase order was a small in scope than in 2021,

Cost of sales

We had zero cost of goods sold from 2020 to 2021.

Starting end of this year, we will start booking revenue and post cost of goods sold, as per my answer above, we are still the product for GTM and our CPA will book revenue recolonization and the cost of goods sold.

Gross Margins

Our profit went to -$8,286 in 2020 to -$503,985 in 2021.

We are a start-up in tech and it takes a good 2-3 years to develop a mature and enterprise ready product, our real sale will start happening from Q4 2022, until then our monthly burn on engineering team will continue.

Our one customer paid us $95K in 2020 and 2nd paid us #127K in 2021 as part of the JDP (joint development program) so they are engaged and we are building the right product for them and other potential customers.

Expenses

Expenses in 2021 was $631,025 from costs of $103,636 in fiscal year 2020. 2020 was a start year and we started operation in middle of 2020, expenses were low in 2020.

Historical results and cash flows:

The Company is currently in the research and development; growth; production stage, and revenue stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of early adoption and moving our product to production. Past cash was primarily generated through early sales. Our goal is to start selling in Aug - Sep 2022 to the major accounts after testing. Our goal is to reach $2M revenue by 12/31/2022

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $25,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA Loan

Amount Owed: $190,000.00

Interest Rate: 3.75%

Creditor: Kabbage Funding loan

Amount Owed: $150,000.00

Interest Rate: 11.29%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Harjinder (Harry) Singh

Harjinder (Harry) Singh's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Director

Dates of Service: December, 2019 - Present

Responsibilities: Funding, Founding, Business Management, GTM, early adoption & Sales. 70 hours a week. Mr. Singh owns 3.9M in shares and does not currently take a salary at this time. Once the company receives funding of $5M, Mr. Singh plans to take a salary of $249k annually.

Other business experience in the past three years:

Employer: ShieldX Networks

Title: President, COO (co-founder)

Dates of Service: November, 2015 - December, 2019

Responsibilities: GTM, Sales, Business Operations, board duties, founding and funding. 60 hours

Name: Ramani Pathak

Ramani Pathak's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP of Engineering & Chief Architect

Dates of Service: November, 2020 - Present

Responsibilities: Managing our engineering team and developing product,

Other business experience in the past three years:

Employer: ShieldX

Title: Director of Security Engineering & Threat Research

Dates of Service: November, 2018 - October, 2020

Responsibilities: Lead a team of threat researchers and security enthusiasts in analysing, implementing and securing cloud workloads

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Harjinder Singh

Amount and nature of Beneficial ownership: 3,900,000

Percent of class: 61.514

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 150,704 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 6,339,999 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 1,230,000 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 1,071,428 shares to be issued pursuant to stock options, reserved but unissued.

Additional Rights

8.8 Transfer Restrictions

No stockholder may sell, transfer, encumber or otherwise dispose of in any way (whether voluntary, involuntary, by operation of law, by gift or otherwise) (each, a "Transfer") the shares of common stock of the corporation (except for (i) common stock of the corporation issued or issuable upon conversion of preferred stock of the corporation and (ii) common stock of the corporation designated by the corporation in writing as exempt from the restrictions in this Section 8.8) (the "Restricted Stock"), or any beneficial interest therein, without the prior written consent of the corporation, upon authorization thereof by the Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors. Examples of the basis for the corporation to withhold its consent include, without limitation: (i) if such Transfer is to a transferee identified by the corporation as a potential competitor or considered by the corporation to be unfriendly to the corporation's interests; (ii) if such Transfer increases the risk of the corporation having a class of security held of record by 2,000 or more persons, or 500 or more persons who are not accredited investors (as such term is defined by the Securities and Exchange Commission), as described in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any related regulations, or otherwise requiring the corporation to register any class of securities under the Exchange Act; (iii) if such Transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; (iv) if such Transfer is facilitated in any manner by any public posting, message board, trading portal, internet site, or similar method of communication, including, without limitation, any trading portal or internet site intended to facilitate secondary transfers of securities; (v) if such Transfer is to be effected in a brokered transaction; or (vi) if such Transfer represents a Transfer of less than all of the shares then held by the stockholder (and its affiliates) or is to be made to more than a single transferee.

(a) If a stockholder desires to Transfer any shares of Restricted Stock, then the stockholder shall promptly deliver a notice (the "Transfer Notice") to the corporation stating (i) such stockholder's bona fide intention to sell or transfer such shares of Restricted Stock, (ii) the number of such shares of Restricted Stock to be sold or transferred, and the basic terms and conditions of such sale or transfer, (iii) the price for which such stockholder proposes to sell or transfer such shares of Restricted Stock, (iv) the name of each proposed purchaser or transferee, and (v) proof satisfactory to the Company that the proposed sale or transfer will not violate any applicable U.S. federal, state or foreign securities laws. If the corporation consents to a Transfer pursuant to Section 8.8(a), any shares of Restricted Stock proposed to be transferred in such Transfer Notice shall first be subject to the corporation's right of first refusal set forth in Section 8.9 of these bylaws. At the option of the corporation, the stockholder shall be obligated to pay to the corporation a reasonable transfer fee related to the costs and time of the corporation and its legal and other advisors related to any proposed Transfer.

(b) Any Transfer, or purported Transfer, of shares of Restricted Stock not made in strict compliance with this Section 8.8 shall be null and void, shall not be recorded on the books of the corporation and shall not be recognized by the corporation.

(c) The foregoing Transfer restrictions shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act").

(d) Any certificates, or notices of issuance of uncertificated shares, of Restricted Stock shall bear substantially the following legend, so long as the foregoing Transfer restrictions remain in effect:

THE SHARES REPRESENTED HEREBY OR REFERENCED HEREIN ARE SUBJECT TO CERTAIN TRANSFER RESTRICTIONS AS SET FORTH IN THE BYLAWS OF THE ISSUER, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $670,000.00

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: "Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

Material Rights

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online security. Our revenues are therefore dependent upon the market for online capital formation. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Cloud Security Platform. Delays or cost overruns in the development of our Cloud Security Platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits SecureX.AI, Inc. was formed on 12/23/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SecureX has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that SecureX is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2024.

SecureX.AI, Inc.

By   /s/ *Harjinder Singh*

      Name: SecureX.AI, Inc.

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

SecureX.AI, Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales	123,750.00
Total Income	**$123,750.00**
GROSS PROFIT	**$123,750.00**
Expenses	
Auto expense	9.99
Auto Gas Expense	748.39
Bank Charges & Fees	1,929.83
Donation	126.58
Insurance	204.31
Legal & Professional Services	17,026.46
Lodging	2,201.85
Meals & Entertainment	17,512.41
Office Supplies & Software	925.36
Other Business Expenses	617.97
Outside Services expenses	309,236.40
Parking	167.70
Recruitment Expense	489.93
Rent & Lease	2,039.96
Small Equipment Expense	30.00
Software	7,242.90
Subscriptions	20,548.96
Taxes & Licenses	1,105.20
Telephone & Internet	543.97
Transport	4,846.29
Travel	15,696.71
Total Expenses	**$403,251.17**
NET OPERATING INCOME	**$ -279,501.17**
NET INCOME	**$ -279,501.17**

SecureX.AI, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
SVB Checking	7.07
Total Bank Accounts	**$7.07**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$7.07**
Other Assets	
Funding/Escrow Fees	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$7.07**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX Credit Card	25,816.56
Credit Card	0.00
SVB Credit Card	6,037.54
Total Credit Cards	**$31,854.10**
Other Current Liabilities	
Crowdfunding Escrow	87,622.10
Line of Credit	120,190.20
Outside Funding Seed Investment	350,000.00
Gagandeep Singh	100,000.00
JOGINDER SINGH	50,000.00
Raghu Nambier	50,000.00
RAJ MALLEMPATI	25,000.00
Ramesh Chitor	50,000.00
RAVI CHOPRA	100,000.00
Total Outside Funding Seed Investment	**725,000.00**
SBAD Loan	186,310.00
Team Loan Payable from Harjinder Singh	0.00
Total Other Current Liabilities	**$1,119,122.30**
Total Current Liabilities	**$1,150,976.40**
Total Liabilities	**$1,150,976.40**

SecureX.AI, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
Capital	50.00
Owner's Investment	329,126.91
Owner's Pay & Personal Expenses	-15,434.46
Retained Earnings	-1,185,210.61
Net Income	-279,501.17
Total Equity	**$ -1,150,969.33**
TOTAL LIABILITIES AND EQUITY	**$7.07**

SecureX.AI, Inc.

Profit and Loss
January - December 2022

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	402.75
Bank Charges & Fees	1,066.19
Escrow Fees	14,142.71
Interest Paid	5,050.94
Legal & Professional Services	13,317.75
Lodging	8,336.48
Meals & Entertainment	13,022.60
Office Supplies & Software	168.55
Other Business Expenses	5,402.17
Outside Services expenses	534,143.62
Penalty	851.00
Product and Development	50.00
Purchases	100.63
Recruitment Expense	4,770.55
Rent & Lease	690.42
Software	5,512.64
Subscriptions	37,915.22
Taxes & Licenses	900.00
Telephone & Internet	65.45
Transport	8,358.39
Travel	23,354.53
Total Expenses	**$677,622.59**
NET OPERATING INCOME	**$ -677,622.59**
NET INCOME	**$ -677,622.59**

SecureX.AI, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
SVB Checking	11,134.50
Total Bank Accounts	**$11,134.50**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$11,134.50**
Fixed Assets	
Laptop & Printers	2,846.42
Total Fixed Assets	**$2,846.42**
TOTAL ASSETS	**$13,980.92**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX Credit Card	28,438.56
Credit Card	0.00
SVB Credit Card	0.00
Total Credit Cards	**$28,438.56**
Other Current Liabilities	
Crowdfunding Escrow	80,881.92
Line of Credit	120,190.20
Outside Funding Seed Investment	150,000.00
Gagandeep Singh	100,000.00
JOGINDER SINGH	50,000.00
Raghu Nambier	50,000.00
RAJ MALLEMPATI	25,000.00
Ramesh Chitor	50,000.00
RAVI CHOPRA	100,000.00
Total Outside Funding Seed Investment	**525,000.00**
SBAD Loan	189,900.00
Team Loan Payable from Harjinder Singh	0.00
Total Other Current Liabilities	**$915,972.12**
Total Current Liabilities	**$944,410.68**

SecureX.AI, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Total Liabilities	**$944,410.68**
Equity	
Capital	50.00
Owner's Investment	265,927.14
Owner's Pay & Personal Expenses	0.00
Retained Earnings	-518,784.31
Net Income	-677,622.59
Total Equity	**$ -930,429.76**
TOTAL LIABILITIES AND EQUITY	**$13,980.92**

SecureX.AI, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-666,426.30
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	127,040.00
AMEX Credit Card	10,477.75
SVB Credit Card	-1,072.48
Crowdfunding Escrow	80,881.92
Line of Credit	120,190.20
Outside Funding Seed Investment	150,000.00
Outside Funding Seed Investment:Raghu Nambier	50,000.00
SBAD Loan	190,000.00
Team Loan Payable from Harjinder Singh	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	727,517.39
Net cash provided by operating activities	**$61,091.09**
INVESTING ACTIVITIES	
Funding/Escrow Fees	-14,142.71
Net cash provided by investing activities	**$ -14,142.71**
FINANCING ACTIVITIES	
Owner's Investment	-30,473.64
Owner's Pay & Personal Expenses	-10,405.98
Net cash provided by financing activities	**$ -40,879.62**
NET CASH INCREASE FOR PERIOD	**$6,068.76**
Cash at beginning of period	5,065.74
CASH AT END OF PERIOD	**$11,134.50**

SecureX.AI, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-279,501.17
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
AMEX Credit Card	-2,622.00
SVB Credit Card	6,037.54
Crowdfunding Escrow	6,740.18
Outside Funding Seed Investment	225,000.00
SBAD Loan	-3,690.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**231,465.72**
Net cash provided by operating activities	**$ -48,035.45**
INVESTING ACTIVITIES	
Funding/Escrow Fees	14,142.71
Net cash provided by investing activities	**$14,142.71**
FINANCING ACTIVITIES	
Owner's Investment	38,199.77
Owner's Pay & Personal Expenses	-15,434.46
Net cash provided by financing activities	**$22,765.31**
NET CASH INCREASE FOR PERIOD	**$ -11,127.43**
Cash at beginning of period	11,134.50
CASH AT END OF PERIOD	**$7.07**

SecureX Authorized Capital Stock

Authorized Common Stock	20,000,000	Total Outstanding Common	
SAFE Notes	$625,000	Total Allocated Options	
Equity Incentive Reserve Pool	2,000,000	Total Unallocated Options	
		Fully Diluted	
		Remaining Authorized Common Stock	
		Total Outstanding SAFE Notes	

4,078,571
1,195,000
805,000
6,078,571
13,921,429
$625,000

NOTE 1 – NATURE OF OPERATIONS

SecureX.AI, Inc. was formed on 12/23/2019 ("Inception") in the State of Delaware. The financial statements of SecureX.AI, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose California.

SecureX.AI, Inc. is a start-up for world of Cybersecurity, Cloud Security, building its SaaS product for Cloud Security Posture Management, for large enterprises to monitor its public cloud, private cloud enlivenments, workloads and applications.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the service has been performed;

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have not authorized the issuance of any shares of our common stock yet.

NOTE 6 – RELATED PARTY TRANSACTIONS

N/A

NOTE 7 – SUBSEQUENT EVENTS

N/A

DocuSigned by:

Harry (Harjinder) Singh CEO
D60B3C773C31455...

4/4/2024

I, Harjinder Singh, the CEO of SecureX.AI, Inc. hereby certify that the financial statements of SecureX.AI,Inc. and notes thereto for the periods ending 2022 and 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

SecureX.AI, Inc. has not yet filed its federal tax return for 2023.

For the year 2023 the amounts reported on our tax returns will be total income of $ -279,501.17; taxable income of $ -279,501.17 and total tax of $ 00.00.

SecureX.AI, Inc. has filed its federal tax return for 2022.

For the year 2022 the amounts reported on our tax returns were total income of $ -666,426; taxable income of $ -666,426 and total tax of $ 00.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 4, 2024.

DocuSigned by:

Harry (Harjinder) Singh
D60B3C773C31455 _____ (Signature)

CEO
_____ (Title)

4/4/2024
_____ (Date)

CERTIFICATION

I, Harjinder Singh, Principal Executive Officer of SecureX.AI, Inc., hereby certify that the financial statements of SecureX.AI, Inc. included in this Report are true and complete in all material respects.

Harjinder Singh

CEO